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EXHIBIT 99.1

RISK FACTORS

We are subject to the following significant risks, among others:

We have a limited operating history, so our operating results can be volatile

        We commenced operations in May 1997 and therefore our prospects must be evaluated in light of the risks and difficulties frequently encountered by emerging companies and particularly by such companies in rapidly evolving and technologically advanced fields such as the medical device field. Due to our limited operating history, comparisons of our year-to-year operating results are not necessarily meaningful and the results for any periods should not be relied upon as an indication for future performance. Since our limited operating history makes the prediction of future results difficult or impossible, our recent revenue growth should not be taken as an indication of any future growth or of a sustainable level of revenue.

        Moreover, our quarterly operating results can vary substantially from analyst expectations and from previous quarterly results for many reasons, including the timing of product introductions and distributor purchase orders. Earnings surprises can have a disproportionate effect on the stock prices of emerging companies such as ours. Also, our stock price is likely to be disproportionately affected by changes which generally affect the economy, the stock market or the medical device industry.

We have never been profitable

        We have incurred net losses in each year since we started doing business, including net losses of $4,537,000 for the first six months of 2002. These losses have resulted primarily from expenses associated with our research and development activities, including preclinical and clinical trials and general and administrative expenses. We anticipate that our recurring operating expenses will increase for the next several years, as our research and development expenses may increase in order to develop and market new products and fund additional preclinical research and possibly clinical trials. We expect to continue to incur losses through the end of this year, and the amount of future net losses and time necessary to reach profitability are somewhat uncertain.

We depend on recently introduced products and anticipated new products, which subject us to development and marketing risks

        We are in the early stage of commercialization with many of our products although we have derived revenue from sales of certain products to our distributors, particularly Medtronic, Inc. We believe that our long-term viability and growth will depend in large part on receiving additional regulatory clearances or approvals and expanding our sales and marketing for our TS Surgi-Wrap™ bioresorbable film and other new products resulting from our research and development activities. We are presently pursuing product opportunities in orthopedics, spine, and soft tissue repair and regeneration throughout the body that will require extensive additional capital investment, research, development, clinical testing and regulatory clearances or approvals prior to commercialization. There can be no assurance that our product development programs will be successfully completed or that required regulatory clearances or approvals will be obtained on a timely basis, if at all.

        Moreover, the various applications and uses of our resorbable surgical implants are relatively new and evolving. The successful development and market acceptance of our products are subject to inherent developmental risks, including ineffectiveness or lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals, high commercial cost and preclusion or obsolescence resulting from third parties' proprietary rights or superior or equivalent products, as well as general economic conditions affecting purchasing patterns. There can be no assurance that we or our distribution partners will be able to successfully commercialize or achieve market acceptance of our technologies or products, or that our competitors will not develop competing technologies that are less expensive or otherwise superior to ours. The failure to successfully develop and market our new products or receive the required regulatory clearances or approvals could have a substantial negative effect on the results of our operations and financial condition.

We rely on Medtronic to distribute our products

        We have limited experience in sales, marketing and distribution. Therefore, our strategy for sales and marketing of our resorbable products has included entering into agreements with other companies to market many of our current and certain future products incorporating our technology. We have derived the vast majority of our 2001 and 2002 revenues from the sale of products through the sale of products to our distribution partner Medtronic Inc. (Medtronic). We have recently launched a new direct sales force to market our Surgi-Wrap™ product line throughout 15 major markets in the United States. We cannot guarantee that this sales force will adequately penetrate the markets to generate significant revenues in the near future, if at all.

        We remain significantly dependent on Medtronic to generate sales revenues for many of our products. The amount and timing of resources which may be devoted to the performance of Medtronic's contractual responsibilities are not within our control. There can be no guarantee that Medtronic will perform its obligations as expected, pay us any additional option or license fees or market any new products under the distribution agreements, or that we will derive any significant revenue from such arrangements.

        The prices which Medtronic pays us are fixed, pending biannual price reviews, based on a percentage of Medtronic's historic selling prices to its customers. If our costs increase but our selling price remain fixed, our profit margin will suffer.

        Medtronic owns 6.6% of our stock, which may limit our ability to negotiate commercial arrangements optimally with Medtronic.

        Medtronic may terminate its agreement to purchase MacroPore FX or MacroPore PS from us should we be unable to provide an adequate supply, and Medtronic may itself then manufacture MacroPore FX or MacroPore PS and only pay us royalties on sales. In addition, although we have given exclusive distribution rights to Medtronic for craniomaxillofacial and spinal implants, Medtronic is free to pursue existing or alternative technologies in preference to our technology in the spine, and any non poly-lactic acid alternatives in craniomaxillofacial.

        There can be no assurance that our interests will continue to coincide with those of Medtronic or that Medtronic will not develop independently or with third parties products which could compete with ours or that disagreement over rights or technology or other proprietary interests will not occur. To the extent that we choose not to or are unable to enter into future agreements, we would experience increased capital requirements to undertake the marketing or sale of some of our current and future products. There can be no assurance that we will be able to effectively market or sell our current or future products independently in the absence of such agreements. The loss of the marketing services provided by Medtronic, or the loss of revenues generated by Medtronic could have a substantial negative effect on the results of our operations and financial condition.

We are vulnerable to competition and technological change, and also to physicians' inertia

        We compete with many domestic and foreign companies in developing our technology and products, including medical device, pharmaceutical and biopharmaceutical companies. Many of our competitors and potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources than do we. There can be no assurance that our competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or more economical than those which we have developed or are in the process of developing or that would render our technology and products obsolete and non-competitive in these fields. In general, we do not have the legal right to preclude other companies from making products that are similar to ours or perform similar functions.

        These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory clearances or approvals, and manufacturing and marketing such products. Certain of these competitors may obtain patent protection, approval or clearance by the U.S. Food and Drug Administration ("FDA") or product commercialization earlier than us, any of which could have a substantial negative effect on our business. Finally, under the terms of our distribution agreements, Medtronic and our other partners may pursue parallel development of other technologies or products, which may result in a partner developing additional products that will compete with our products.

        We also compete with manufacturers of traditional non-bioresorbable implants, such as titanium implants. Doctors have historically been slow to adopt new technologies such as ours, whatever the merits, when older technologies continue to be supported by established providers. Overcoming such inertia often requires other very significant marketing expenditures or definitive product superiority.

We do not have much manufacturing experience

        We have a limited manufacturing history and limited experience in manufacturing some of our products. Our future success is dependent in significant part on our ability to manufacture products in commercial quantities, in compliance with regulatory requirements and in a cost-effective manner. Production of some of our products in commercial-scale quantities may involve unforeseen technical challenges and may require significant scale-up expenses for additions to facilities and personnel. There can be no guarantee that we will be able to achieve large-scale manufacturing capabilities for some of our products or that we will be able to manufacture these products in a cost-effective manner or in quantities necessary to allow us to achieve profitability. If we are unable to sufficiently expand our manufacturing capacity to meet Medtronic's requirements for certain products as set forth under their agreement, Medtronic may itself then manufacture and sell such product and only pay us royalties on the sales. The resulting loss of payments from Medtronic for the purchase of these products would have a substantial negative effect on the results of our operations and financial condition.

We have to maintain quality assurance certification and manufacturing approvals

        The manufacture of our products is subject to periodic inspection by regulatory authorities and distribution partners, and our manufacture of products for human use is subject to regulation and inspection from time to time by the FDA for compliance with the Agency's Quality System Regulation ("QSR") requirements, as well as equivalent requirements and inspections by state and non-U.S. regulatory authorities. There can be no guarantee that the FDA or other authorities will not, during the course of an inspection of existing or new facilities, identify what they consider to be deficiencies in QSRs or other requirements and request, or seek, remedial action.

        Failure to comply with such regulations or delay in attaining compliance may adversely affect our manufacturing activities and could result in, among other things, injunctions, civil penalties, FDA refusal to grant premarket approvals or clearances of future or pending product submissions, fines, recalls or seizures of products, total or partial suspensions of production and criminal prosecution. There can be no assurance that we will be able to obtain additional necessary regulatory approvals or clearances on a timely basis, if at all. Delays in receipt of or failure to receive such approvals or clearances or the loss of previously received approvals or clearances could have a substantial negative effect on the results of our operations and financial condition.

We depend on a sole source supplier for our crucial raw material

        We currently purchase the high molecular weight, medical grade, lactic acid copolymer used in manufacturing most of our products, from a single qualified source, and we believe that we would be able to obtain the material from at least one other source in the event of a failure of supply. Although we have a contract with B.I. Chemicals, Inc., which guarantees continuation of supply through August 15, 2003, we cannot guarantee that they will elect to continue the contract beyond that date, or that they will not elect to discontinue the manufacture of the material. They have agreed that if they discontinue manufacturing they will either find a replacement supplier, or provide us with the necessary technology to self manufacture the material, either event of which could mean a substantial increase in material costs. Also, despite this agreement they might fail to do these things for us. Under the terms of the contract, B.I. Chemicals, Inc. may choose to raise their prices upon six months prior notice which may also result in a substantially increased material cost. There can be no assurance that we will be able to obtain adequate increased commercial quantities within a reasonable period of time or at commercially reasonable rates. Lack of adequate commercial quantities or inability to develop alternative sources meeting regulatory requirements at similar prices and terms within a reasonable time or any interruptions in supply in the future could have a significant negative effect on our ability to manufacture products, and, consequently, could have a material adverse effect on the results of our operations and financial condition.

We may not be able to protect our proprietary rights

        Our success depends in part on whether we can obtain additional patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. We have several U.S. patents for the design of our resorbable sheets and high torque screws and we have filed applications for various additional U.S. patents, as well as certain corresponding patent applications outside the United States, relating to our technology. However, we believe we cannot patent the use of our lactic acid copolymer for surgical implants, nor are our particular implants generally patentable. There can be no assurance that any of the pending patent applications will be approved, or that we will develop additional proprietary products that are patentable, or that any patents issued to us will provide us with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating our technology. Furthermore, there can be no guarantee that others will not independently develop similar products, duplicate any of our products or design around our patents.

        Our commercial success will also depend, in part, on our ability to avoid infringing patents issued to others. If we were judicially determined to be infringing any third party patent, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. If we are required in the future to obtain any licenses from third parties for some of our products, there can be no guarantee that we would be able to do so on commercially favorable terms, if at all. Patent applications are not immediately made public, so we might be surprised by the grant to someone else of a patent on a technology we are actively using.

        Litigation, which would result in substantial costs to and diversion of effort by on our part, may be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights.

        If our competitors claim technology also claimed by us and prepare and file patent applications in the United States, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial costs to and diversion of effort, even if the eventual outcome is favorable to us.

        Any such litigation or interference proceeding, regardless of outcome, could be expensive and time consuming. Litigation could subject us to significant liabilities to third parties and require disputed rights to be licensed from third parties or require us to cease using certain technology.

        In addition to patents, which as noted cannot protect the fundamentals of our technology and our business, we also rely on unpatented trade secrets and proprietary technological expertise. We rely, in part, on confidentiality agreements with our distribution partners, employees, advisors, vendors and consultants to protect our trade secrets and proprietary technological expertise. There can be no guarantee that these agreements will not be breached, or that we will have adequate remedies for any breach, or that our unpatented trade secrets and proprietary technological expertise will not otherwise become known or be independently discovered by competitors.

        Failure to obtain or maintain patent or trade secret protection, for any reason, third party claims against our patents, trade secrets or proprietary rights, or our involvement in disputes over our patents, trade secrets or proprietary rights, including involvement in litigation, could have a substantial negative effect on the results of our operations and financial condition.

We may not be able to protect our intellectual property in countries outside the United States

        Intellectual property law outside the United States is uncertain and in many countries is currently undergoing review and revisions. The laws of some countries do not protect our patent and other intellectual property rights to the same extent as United States laws. We currently have pending patent applications in the European Patent Office, Australia, Japan and Canada and we have published other international patent applications.

We are subject to intensive FDA regulation

        As newly developed medical devices, our resorbable surgical implants must receive regulatory clearances or approvals from the FDA and, in many instances, from non-U.S. and state governments, prior to their sale. Our current and future resorbable surgical implants for humans are subject to stringent government regulation in the United States by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA regulates the clinical testing, manufacture, safety, labeling, sale, distribution and promotion of medical devices. Included among these regulations are premarket clearance and premarket approval requirements and QSRs. Other statutory and regulatory requirements govern, among other things, establishment registration and inspection, medical device listing, prohibitions against misbranding and adulteration, labeling and postmarket reporting.

        The regulatory process can be lengthy, expensive and uncertain. Before any new medical device may be introduced to the market, the manufacturer generally must obtain FDA clearance or approval through either the 510(k) premarket notification process or the lengthier premarket approval application ("PMA") process. It generally takes from three to 12 months from submission to obtain 510(k) premarket clearance although it may take longer. Approval of a PMA could take one or more years from the date of submission of the application. The 510(k) and PMA processes can be expensive, uncertain and lengthy, and there is no guarantee of ultimate clearance or approval. We expect that some of our future products under development will be subject to the lengthier PMA process. Securing FDA clearances and approvals may require the submission of extensive clinical data and supporting information to the FDA, and there can be no guarantee of ultimate clearance or approval. Failure to comply with applicable requirements can result in application integrity proceedings, fines, recalls or seizures of products, injunctions, civil penalties, total or partial suspensions of production, withdrawals of existing product approvals or clearances, refusals to approve or clear new applications or notifications and criminal prosecution.

        Medical devices also are subject to postmarket reporting requirements for deaths or serious injuries when the device may have caused or contributed to the death or serious injury, and for certain device malfunctions that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. If safety or effectiveness problems occur after the product reaches the market, the FDA may take steps to prevent or limit further marketing of the product. Additionally, the FDA actively enforces regulations prohibiting marketing and promotion of devices for indications or uses that have not been cleared or approved by the FDA.

        Our current medical implants are at different stages of FDA review. We currently have 510(k) clearances for a wide variety of products and we are constantly engaged in the process of obtaining additional clearances for new and existing products. There can be no guarantee that we will be able to maintain our existing 510(k) clearances or that it will be able to obtain the necessary 510(k) clearances or PMA approvals to market and manufacture our other products in the United States for their intended use on a timely basis, if at all. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a substantial negative effect on the results of our operations and financial condition.

To sell in international markets will subject us to intensive regulation in foreign countries

        In cooperation with our distribution partners, particularly Medtronic, we intend to market our current and future products both domestically and in many foreign markets. A number of risks are inherent in international transactions. In order for us to market our products in Europe, Canada and certain other non-U.S. jurisdictions, we need to obtain and maintain required regulatory approvals or clearances and must comply with extensive regulations regarding safety, manufacturing processes and quality. These regulations, including the requirements for approvals or clearances to market, may differ from the FDA regulatory scheme. International sales also may be limited or disrupted by political instability, price controls, trade restrictions and changes in tariffs. Additionally, fluctuations in currency exchange rates may adversely affect demand for our products by increasing the price of our products in the currency of the countries in which the products are sold.

        There can be no assurance that we will obtain regulatory approvals or clearances in all of the countries where we intend to market our products, or that we will not incur significant costs in obtaining or maintaining its foreign regulatory approvals or clearances, or that the Company will be able to successfully commercialize its current or future products in any foreign markets. Delays in receipt of approvals or clearances to market our products in foreign countries, failure to receive such approvals or clearances or the future loss of previously received approvals or clearances could have a substantial negative effect on the results of our operations and financial condition.

We may need to raise more cash in the future

        If we do not increase our sales quickly enough or if we choose to invest additional cash in areas of promise, we may be required to seek additional capital to finance our operations in the future. As of June 30, 2002, we had $24,977,000 of cash, cash equivalents and short-term investments; we have always had negative cash flow from operations. Other than our current equipment financing lines of credit, we currently have no commitments for any additional financing, and there can be no guarantee that adequate funds for our operations from any additional financing, our operating revenues, arrangements with distribution partners or from other sources will be available when needed or on terms attractive to us. The inability to obtain sufficient funds may require us to delay, scale back or eliminate some or all of our research or product development programs, manufacturing operations, clinical studies or regulatory activities or to license third parties to commercialize products or technologies that we would otherwise seek to develop ourselves, and could have a substantial negative effect on the results of our operations and financial condition.

We depend on a few key officers

        Our performance is substantially dependent on the performance of our executive officers and other key scientific staff, including Christopher Calhoun, our President and Chief Executive Officer, Ari Bisimis, our Chief Financial Officer and Bryan Cornwall, our Vice President of Research & Technology. We do not currently have "key person" life insurance policies on any of our employees. We believe that our future success in developing marketable products and achieving a competitive position will depend in large part upon whether we can attract and retain additional qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to continue to attract and retain such personnel. The loss of the services of one or more of our executive officers or key scientific staff or the inability to attract and retain additional personnel and develop expertise as needed could have a substantial negative effect on our results of operations and financial condition.

We may not have enough product liability insurance

        The testing, manufacturing, marketing and sale of our surgical implant products involve an inherent risk that product liability claims will be asserted against us, our distribution partners or licensees. There can be no guarantee that our current clinical trial and commercial product liability insurance is adequate or will continue to be available in sufficient amounts or at an acceptable cost, if at all. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a substantial negative effect on the results of our operations and financial condition. Also, well publicized claims could cause our stock to fall sharply, even before the merits of the claims are decided by a court.

Our charter documents contain anti-takeover provisions

        Our Amended and Restated Certificate of Incorporation and Bylaws contain certain provisions that could prevent or delay the acquisition of the Company by means of a tender offer, proxy contest or otherwise, or could discourage a third party from attempting to acquire control of us, even if such events would be beneficial to the interests of the stockholders. Such provisions may have the effect of delaying, deferring or preventing a change of control of us and consequently could adversely affect the market price of our shares.

The trading market for our stock in the United States is not very liquid

        In the United States, our stock is traded on the OTC Bulletin Board. Investors trading in this market may be disadvantaged in comparison to investors trading in our stock on the Neuer Markt.

We pay no dividends

        We currently intend not to pay any cash dividends for the foreseeable future.

We must incur expenses to comply with new corporate governance and reporting laws

        The Sarbanes-Oxley Act of 2002 requires public companies to implement a wide variety of financial reporting and corporate governance processes and procedures. Complying with this Act's requirements may strain our management resources and result in cash expenditures which will penalize our quarterly earnings comparisons. The effect on us will be disproportionately large because we are a smaller company and did not previously have some of the newly required processes and procedures in place.

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  RISK FACTORS